 AMENDMENTS TO BYLAWS OF IDEC PHARMACEUTICALS CORPORATION -- NOVEMBER 12, 2003

1. The first sentence of Section 2 of Article III of the Bylaws is hereby amended and, as so amended, restated to read as follows:

                  "Vacancies and new created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and any additional director of any class so elected to fill a vacancy or new directorship shall hold office for a term that hall coincide with the remaining term of that class."

2. Section 5 of Article V of the Bylaws is hereby amended and, as so amended, restated to read in its entirety as follows:

                           Section 5. The officers of the corporation shall hold
                  office until their successors are chosen and qualify. Any officer elected or appointed by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors; provided, however, that until November 12,2006, the affirmative vote, at a duly convened meeting of the Board of Directors, of at least 80% of the entire Board of Directors (excluding for this purpose directors who are then serving as an officer or employee of the corporation) shall be required (a) to remove William H. Rastetter, Ph.D. from the office of Executive Chairman or significantly diminish his position, authority, duties or responsibilities or (b) to remove James C. Mullen from the office of Chief Executive Officer or President or significantly diminish his position, authority, duties or responsibilities.

3. Section 1 of Article VIII of the Bylaws is hereby amended and, as so amended, restated to read in its entirety as follows:

                           Section 1. These bylaws may be altered, amended or
                  repealed, in whole or in part, or new bylaws may be adopted by the stockholders or by the Board of Directors; provided, however, that notice of such alteration, amendment, repeal or adoption of new bylaws be contained in the notice of such meeting of the stockholders or the Board of Directors, as the case may be. Any such alteration, amendment, repeal or adoption must be approved by either the vote of the holders of a majority of the stock issued and outstanding and entitled to vote thereon or by a majority of the entire Board of Directors; provided, however, that until November 12, 2006, any such alteration, amendment, repeal or adoption by the Board of Directors must be approved by the affirmative vote of at least 80% of the entire Board of Directors (excluding for this purpose directors who are officers or employees of the corporation) if it would amend or modify, or be inconsistent with, the requirements specified in Section 5 of Article V of these Bylaws (a) to remove William H. Rastetter, Ph.D. from the office of Executive Chairman or significantly diminish his position, authority, duties or responsibilities or (b) to remove James C. Mullen from the office of Chief Executive Officer or President or significantly diminish his position, authority, duties or responsibilities.